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                              February 17, 2022

       Lei Huang
       Co-Chief Executive Officer
       TradeUP Global Corporation
       437 Madison Avenue, 27th Floor
       New York, New York 10022

                                                        Re: TradeUP Global
Corporation
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed January 27,
2022
                                                            File No. 333-260418

       Dear Mr. Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2022 letter.

       Amendment No. 3 to Form F-4 filed January 27, 2022

       Summary Historical Financial Information of SAI, page 46

   1. We note that the consolidated VIE constituted a material part of your consolidated financial statements
for all periods presented. Please provide in tabular form a condensed consolidating schedule
that disaggregates the operations and depicts the financial position, cash flows, and results
of operations as of the same dates and for the same periods for which audited
consolidated financial statements are required. The schedule should present major line items, such
as revenue and cost of goods/services, and subtotals and
                                                        disaggregated
intercompany amounts, such as separate line items for intercompany receivables and
investment in subsidiary. The schedule should also disaggregate the parent company, the VIE
and its consolidated subsidiaries, the WFOE who is the primary
 Lei Huang
FirstName LastNameLei Huang
TradeUP Global Corporation
Comapany17,
February  NameTradeUP
            2022        Global Corporation
February
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         beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Risk Factors
Because there has been limited precedent set for financial accounting for bitcoin and other cryptocurrency assets ..., page 68

2. We note that with respect to bitcoin and other cryptocurrency assets, you state that "There is no official guidance has yet been provided by the Financial Accounting Standards
         Board, the International Accounting Standards Board or the SEC.
Please help us
         understand the basis for these statements and your accounting policies and consider the need to revise or remove these statements.
Accounting for the Business Combination, page 178

3. Refer to the pro forma table summarizing New SAI common stock ownership following the closing of the subject transaction. Please revise to annotate and reclassify 2,160,454
         New SAI Class A ordinary shares that are issuable to affiliates of the Sponsor who are existing shareholders of SAI consistent with your presentation elsewhere in your filing.
Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2021, page
180

4. We note your response to comments 4 and 6. You stated that the issuance and settlement of the warrants for 9.8 million Series Pre-A Preferred Shares are not subject to accounting treatments. However, it remains unclear to us why three investors, holding 7.99% equity interest of Beijing Sai received a warrant for such number of underlying shares that ultimately comprised 71% of Series Pre-A shares. The warrant appears to constitute a distribution that diluted the ownership of the other Beijing Sai shareholders who "returned to SAI equivalent to the effect of the disposal of an investment in a subsidiary at carrying value by SAI." Please tell us how you considered the fair value of the warrant and why its disproportionate impact on new SAI investors (former Beijing SAI investors) would be inconsequential for accounting purposes. Refer to your basis in the accounting literature.
SAI's Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting SAI's sales of digital mining machines and hosting service fee, page 226

5. Please update your disclosure to address changes in the regulatory environment in
         Kazakhstan, including but not limited to the Kazakh President's order for a 500% hiked electricity surcharge in addition to import charges for mining equipment. Additionally, disclose whether your hosting contracts are subject to fixed or variable pricing and if reasonably estimable, how the increased power supply costs could materially impact your
 Lei Huang
FirstName LastNameLei Huang
TradeUP Global Corporation
Comapany17,
February  NameTradeUP
            2022        Global Corporation
February
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         gross margins.
6. Disclose the cost of shipping over 5,000 bitcoin mining machines to the Kazakhstan data centers on behalf of your third party hosting customers and whether they were incurred at your own expense or reimbursable by your customers.
Factors affecting block rewards and bitcoin transaction fees, page 227

7. Please expand your disclosure to quantify any significant increase in your bitcoin holdings as of the most recent practicable date, in terms of the number of bitcoin units held at either third party hosted wallet service or a cold wallet as a result of self-mining activities and bitcoin consideration received from your customers if any. Further disclose any significant impairment charge as a result of the bitcoin price collapse during January
         2022.
Liquidity and Capital Resources
Contractual Obligations and Contingencies, page 233

8. Disclose whether the 10-year strategic cooperation agreement for up to 600MW of power supply is a fixed price arrangement. If not, discuss the increase in the cost of the power supply in Phase 1, for which you have contracted 100 MW of power supply, the historical cost of the power supply as a percentage of revenues and if reasonably estimable, the projected increase as a percentage of revenues, resulting from the electricity tax hike recently ordered by the President of Kazakhstan.
Capital Expenditures, page 233

9. As of the most recent practicable date, disclose the cost of your infrastructure investment to build out your data centers in Kazakhstan, the estimated cost at completion, and your means of financing. If the arrangement contains a lease, please disclose the carrying amount of your right of use asset and related lease liability. Unaudited Financial Statements of SAITECH Limited
Notes to Unaudited Condensed Consolidated Financial Statements
8. Redeemable Preferred Shares, page F-77

10. We note your response to comment 5. Although the Series Seed shares share the same characteristics as ordinary shares and additionally, would be treated as a class of common stock for EPS calculation purposes, the Series Seed shares would be considered preferred stock and the ordinary shares would be considered common stock under ASC 260.
         Accordingly, please present the Series Seed Shares on the basis of their legal form in the
         Balance Sheet and the Consolidated Statements of Changes in Shareholders' Equity so that it is transparent that they were outstanding as of the most recent Balance Sheet Date.

         Additionally, please exclude the 9.8 million Series Pre-A Preferred Shares from the rollforward of redeemable preferred shares as they were not outstanding as of the balance
 Lei Huang
TradeUP Global Corporation
February 17, 2022
Page 4
         sheet date. Include an explanatory footnote as appropriate. Further make clear when SAI received $1.8 million for the exercise of the warrant.
15. Subsequent Events, page F-81

11. Refer to your disclosure regarding the definitive business combination agreement with
         TradeUP Global Corporation. As disclosed elsewhere in your filing, 2,160,454 New SAI
         Class A ordinary shares are issuable to affiliates of TradeUP Global's Sponsor who are existing shareholders of SAI. Such New SAI Class A shares are the equivalent of
         16,151,719 shares SAI Class A ordinary shares (prior to the application of the Exchange
         Ratio), which account for a majority of the outstanding SAI Class A ordinary shares held by them prior to the Business Combination. Please expand your related party disclosures to address:
             the nature of the relationship between the SAI shareholders and
              TradeUP Global's Sponsor and affiliates;
             any transactions between them, however, nominal; and any control relationship and the effect of such control relationship between the
              combining entities.

         If necessary to the understanding of the relationship, please identify the shareholder(s)
         who are affiliates of the TradeUP Global's Sponsor. Refer to ASC 850-10-50-1, 50-3, 50-
         5 and 50-6.
General

12. In light of the recent announcements by Kazakhstan's President regarding the regulation of the cryptocurrency mining industry, please disclose and discuss the new potential cryptocurrency tax and proposed regulatory regime and how this may impact SAI's operations in Kazakhstan. State whether these developments are expected to have a material adverse effect on SAI's operations. Additionally, given that the projected
FirstName LastNameLei Huang
       financial information factored in assumptions of processing power of the bitcoin network
Comapany    NameTradeUP
       and fixed  tax rates atGlobal Corporation
                               the time it was prepared, please disclose
whether or not
       such  projections
February 17, 2022 Page 4 will be impacted by the recent developments. FirstName LastName
 Lei Huang
FirstName LastNameLei Huang
TradeUP Global Corporation
Comapany17,
February  NameTradeUP
            2022        Global Corporation
February
Page 5 17, 2022 Page 5
FirstName LastName
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365
or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at (202) 551-
7951 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      David C. Buck